UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
  _____________________________________________________________
FORM 6-K
  _____________________________________________________________
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the quarterly period ended September 30, 2026
Commission file number 1-32479
  _____________________________________________________________
SEAPEAK LLC
(Exact name of Registrant as specified in its charter)
   _____________________________________________________________
2000, 550 Burrard Street, Vancouver, BC, Canada, V6C 2K2
(Address of principal executive office)
   _____________________________________________________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒             Form 40-F  ☐

SEAPEAK LLC AND SUBSIDIARIES
REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2026

ITEM 1 – FINANCIAL STATEMENTS
SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Voyage revenues (notes 6 and 10a)	158,844	159,475	459,537	478,543
Voyage expenses	(4,894)	(3,194)	(8,251)	(10,262)
Vessel operating expenses	(52,851)	(54,860)	(162,780)	(164,859)
Depreciation and amortization	(27,593)	(33,612)	(111,001)	(101,539)
General and administrative expenses	(6,812)	(13,549)	(20,904)	(27,953)
(Write-down) and gain on sales of vessels (note 14)	—	(61,792)	3,007	(61,792)
Restructuring charges (note 16)	—	(1,460)	—	(20,724)
Income (loss) from vessel operations	66,694	(8,992)	159,608	91,414
Equity income (notes 3b, 7 and 10a)	64,020	8,907	116,898	64,562
Interest expense	(34,644)	(41,353)	(106,805)	(126,125)
Interest income (note 7)	981	3,059	5,436	9,311
Realized and unrealized gain (loss) on non-designated derivative instruments (note 11)	70,357	(1,261)	90,488	(26,476)
Foreign currency exchange loss (notes 8 and 11)	(1,234)	(924)	(1,685)	(3,737)
Other income (expense) (notes 3b, 5 and 7)	5,443	(7,480)	(30,877)	(21,469)
Net income (loss) before income tax recovery (expense)	171,617	(48,044)	233,063	(12,520)
Income tax recovery (expense) (note 9)	84	981	(158)	(696)
Net income (loss)	171,701	(47,063)	232,905	(13,216)
Non-controlling interest in net income (loss)	7,155	(17,666)	6,352	(16,526)
Preferred unitholders' interest in net income (loss)	6,279	6,279	18,837	18,837
Common unitholder's interest in net income (loss)	158,267	(35,676)	207,716	(15,527)
Related party transactions (note 10)

Subsequent events (note 17)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Net income (loss)	171,701	(47,063)	232,905	(13,216)
Other comprehensive loss:
Other comprehensive loss before reclassifications
Unrealized gain (loss) on qualifying cash flow hedging instruments, net of tax	10,823	385	18,353	(8,014)
Amounts reclassified from accumulated other comprehensive income, net of tax
To equity income:
Gain on qualifying cash flow hedging instruments (note 7c)	(34,576)	(2,887)	(37,327)	(8,734)
To interest expense:
Loss on qualifying cash flow hedging instruments (note 11)	119	143	381	482
Other comprehensive loss	(23,634)	(2,359)	(18,593)	(16,266)
Comprehensive income (loss)	148,067	(49,422)	214,312	(29,482)
Non-controlling interest in comprehensive income (loss)	7,191	(17,623)	6,467	(16,382)
Preferred unitholders' interest in comprehensive income (loss)	6,279	6,279	18,837	18,837
Common unitholder's interest in comprehensive income (loss)	134,597	(38,078)	189,008	(31,937)
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. Dollars, except unit data)

	As at September 30, 2026	As at December 31, 2025
	$	$
ASSETS
Current
Cash and cash equivalents (note 13)	86,706	122,906
Restricted cash – current (note 13)	18,395	14,455
Accounts receivable, including non-trade of $4,251 (2025 – $6,420) (note 11)	37,332	30,620
Prepaid expenses	13,230	12,489
Vessels held for sale (note 14)	62,635	24,400
Current portion of derivative assets (note 11)	50,622	32,412
Current portion of net investments in direct financing and sales-type leases, net (notes 3b and 6)	22,438	21,066
Investments in and advances to joint ventures held for sale, net (note 7a)	48,255	—
Amounts due from affiliates (notes 10b and 12d)	24,742	24,087
Other current assets (note 12d)	35,228	16,501
Total current assets	399,583	298,936
Restricted cash – long-term (note 13)	—	7,793
Vessels and equipment
At cost, less accumulated depreciation of $86,186 (2025 – $88,184)	221,827	328,616
Vessels related to finance leases, at cost, less accumulated depreciation of $499,415 (2025 – $447,699) (note 5)	2,118,946	2,156,322
Advances on newbuilding contracts (note 12a)	593,164	301,597
Total vessels and equipment	2,933,937	2,786,535
Investments in and advances to equity-accounted joint ventures, net (notes 3b and 7)	1,347,581	1,357,862
Net investments in direct financing and sales-type leases, net (notes 3b and 6)	561,650	581,452
Other assets	40,026	33,707
Derivative assets (note 11)	82,072	20,541
Intangible assets, net	9,900	13,500
Goodwill	37,308	37,308
Total assets	5,412,057	5,137,634
LIABILITIES AND EQUITY
Current
Accounts payable	51,337	8,524
Accrued liabilities and other (note 12d)	146,394	126,826
Unearned revenue (note 6)	26,688	29,300
Current portion of long-term debt (note 8)	491,143	296,188
Current obligations related to finance leases (note 5)	224,043	228,985
Current portion of derivative liabilities (note 11)	12,734	16,045
Amounts due to affiliates (note 10b)	7,506	752
Total current liabilities	959,845	706,620
Long-term debt (note 8)	453,059	595,867
Long-term obligations related to finance leases (note 5)	1,552,290	1,573,541
Other long-term liabilities (notes 3b, 6 and 12c)	61,917	71,489
Derivative liabilities (note 11)	—	128
Total liabilities	3,027,111	2,947,645
Commitments and contingencies (notes 5, 7, 8, 11 and 12)
Equity
Common units (99.9 million units issued and outstanding at September 30, 2026 and December 31, 2025)	2,056,908	1,849,192
Preferred units (11.9 million units authorized; 11.5 million issued and outstanding at September 30, 2026 and December 31, 2025)	278,419	278,419
Accumulated other comprehensive income	278	18,986
Equity	2,335,605	2,146,597
Non-controlling interest	49,341	43,392
Total equity	2,384,946	2,189,989
Total liabilities and total equity	5,412,057	5,137,634
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Nine Months Ended September 30,
	2026	2025
	$	$
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	232,905	(13,216)
Non-cash and non-operating items:
Unrealized (gain) loss on non-designated derivative instruments (note 11)	(79,868)	38,738
Depreciation and amortization	111,001	101,539
(Gain) on sales of vessels and write-down of vessels (note 14)	(3,007)	61,792
Unrealized foreign currency exchange loss	3,144	5,161
Equity income, net of distributions received of $31,830 (2025 – $47,349) (note 7)	(85,068)	(17,213)
Write-down of investments in joint venture (note 7a)	28,390	—
Amortization of deferred financing issuance costs included in interest expense	3,450	3,029
Change in unrealized credit loss provisions included in other income (expense) (note 3b)	300	20,600
Loss on extinguishment of obligations related to finance leases included in other income (expense) (note 5)	2,206	—
Other non-cash items	(5,085)	(4,410)
Change in operating assets and liabilities:
Receipts from direct financing and sales-type leases	18,330	16,948
Expenditures for dry docking	(23,522)	(8,978)
Other operating assets and liabilities	6,246	10,499
Net operating cash flow	209,422	214,489
FINANCING ACTIVITIES
Proceeds from issuance of long-term debt	308,416	306,180
Scheduled repayments of long-term debt	(64,829)	(175,084)
Prepayments of long-term debt	(195,000)	(350,000)
Extinguishment of obligations related to finance leases (note 5)	(219,031)	—
Proceeds from financing related to sales and leaseback of vessels (note 5)	290,000	213,000
Scheduled repayments of obligations related to finance leases	(98,432)	(100,489)
Financing issuance costs	(8,431)	(8,442)
Cash distributions paid	(18,837)	(118,837)
Dividends paid to non-controlling interest	(518)	(662)
Net financing cash flow	(6,662)	(234,334)
INVESTING ACTIVITIES
Expenditures for vessels and equipment, including advances on newbuilding contracts	(270,220)	(34,311)
Purchase of short-term investments	—	(9,200)
Proceeds from the sales of vessels (note 14a)	27,407	—
Net investing cash flow	(242,813)	(43,511)
Decrease in cash, cash equivalents and restricted cash	(40,053)	(63,356)
Cash, cash equivalents and restricted cash, beginning of the period	145,154	187,968
Cash, cash equivalents and restricted cash, end of the period	105,101	124,612
Supplemental cash flow information (note 13)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Unitholder Equity
	Common Units	Common Units	Preferred Units	Preferred Units	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$
Balance as at December 31, 2025	99,949	1,849,192	11,529	278,419	18,986	43,392	2,189,989
Net income (loss)	—	35,130	—	6,279	—	(933)	40,476
Other comprehensive income	—	—	—	—	1,437	39	1,476
Distributions declared:
Preferred units Series A ($0.5625 / unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 / unit)	—	—	—	(3,504)	—	—	(3,504)
Dividends paid to non-controlling interest	—	—	—	—	—	(276)	(276)
Balance as at March 31, 2026	99,949	1,884,322	11,529	278,419	20,423	42,222	2,225,386
Net income	—	14,319	—	6,279	—	130	20,728
Other comprehensive income	—	—	—	—	3,525	40	3,565
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,504)	—	—	(3,504)
Balance as at June 30, 2026	99,949	1,898,641	11,529	278,419	23,948	42,392	2,243,400
Net income	—	158,267	—	6,279	—	7,155	171,701
Other comprehensive (loss) income	—	—	—	—	(23,670)	36	(23,634)
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,504)	—	—	(3,504)
Dividends paid to non-controlling interest	—	—	—	—	—	(242)	(242)
Balance as at September 30, 2026	99,949	2,056,908	11,529	278,419	278	49,341	2,384,946

SEAPEAK LLC AND SUBSIDIARIES
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN TOTAL EQUITY
(in thousands of U.S. Dollars and units)

	TOTAL EQUITY
	Unitholder Equity
	Common Units	Common Units	Preferred Units	Preferred Units	Accumulated Other Comprehensive Income	Non- controlling Interest	Total
	#	$	#	$	$	$	$
Balance as at December 31, 2024	99,949	1,931,879	11,529	278,419	36,083	60,313	2,306,694
Net income (loss)	—	2,906	—	6,279	—	(1,242)	7,943
Other comprehensive (loss) income	—	—	—	—	(8,366)	53	(8,313)
Distributions declared:
Common units ($1.0005 / unit)	—	(100,000)	—	—	—	—	(100,000)
Preferred units Series A ($0.5625 / unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 / unit)	—	—	—	(3,504)	—	—	(3,504)
Dividends paid to non-controlling interest	—	—	—	—	—	(361)	(361)
Balance as at March 31, 2025	99,949	1,834,785	11,529	278,419	27,717	58,763	2,199,684
Net income	—	17,243	—	6,279	—	2,382	25,904
Other comprehensive (loss) income	—	—	—	—	(5,642)	48	(5,594)
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,504)	—	—	(3,504)
Balance as at June 30, 2025	99,949	1,852,028	11,529	278,419	22,075	61,193	2,213,715
Net (loss) income	—	(35,676)	—	6,279	—	(17,666)	(47,063)
Other comprehensive (loss) income	—	—	—	—	(2,402)	43	(2,359)
Distributions declared:
Preferred units Series A ($0.5625 per unit)	—	—	—	(2,775)	—	—	(2,775)
Preferred units Series B ($0.5313 per unit)	—	—	—	(3,504)	—	—	(3,504)
Dividends paid to non-controlling interest	—	—	—	—	—	(301)	(301)
Balance as at September 30, 2025	99,949	1,816,352	11,529	278,419	19,673	43,269	2,157,713
The accompanying notes are an integral part of the unaudited consolidated financial statements.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

1.Basis of Presentation

The unaudited interim consolidated financial statements (or unaudited consolidated financial statements) have been prepared in accordance with United States generally accepted accounting principles (or GAAP). These unaudited consolidated financial statements include the accounts of Seapeak LLC, which is a limited liability company formed under the laws of the Republic of the Marshall Islands, its wholly-owned or controlled subsidiaries and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company).
Certain information and footnote disclosures required by GAAP for complete annual financial statements have been omitted and, therefore, these unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2025, which were included in the Company's Annual Report on Form 20-F for the year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission (or SEC) on March 18, 2026. In the opinion of the management of the Company, these unaudited consolidated financial statements reflect all adjustments consisting solely of a normal recurring nature, necessary to present fairly, in all material respects, the Company’s consolidated financial position, results of operations, changes in total equity and cash flows for the interim periods presented. The results of operations for the interim periods presented are not necessarily indicative of those for a full fiscal year. Significant intercompany balances and transactions have been eliminated upon consolidation.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. It is possible that the amounts recorded as derivative liabilities and derivative assets could vary by material amounts prior to their settlement.

2.Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03 – Income Statement – Reporting Comprehensive Income – Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses (or ASU 2024-03). This ASU improves the disclosures about a public business entity’s expenses and addresses requests from investors for more detailed information about the types of expenses (including purchases of inventory, employee compensation, depreciation, amortization, and depletion) in commonly presented expense captions (such as cost of sales, selling, general and administrative expenses, and research and development). This ASU is effective for annual periods beginning after December 15, 2026 and interim periods beginning after December 15, 2027. The amendments in this ASU are applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this ASU or (2) retrospectively to any or all prior periods presented in the financial statements. The Company does not expect that adoption of ASU 2024-03 will have a material impact on the Company's consolidated financial statements.

In May 2026, the FASB issued ASU 2026-02 – Environmental Credits and Environmental Credit Obligations (Topic 818) (or ASU 2026-02). This ASU improves the financial accounting for and disclosure of environmental credits and environmental credit obligations. This ASU is effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods within those annual reporting periods. Early adoption is permitted as of the beginning of an annual reporting period. An entity should apply the amendments in this update on a retrospective basis through a cumulative-effect adjustment to the opening balance of retained earnings (or other appropriate components of equity or net assets on the balance sheet) as of the beginning of the annual reporting period of adoption. An entity should not recast any financial statement information before the period of adoption. The Company does not expect that adoption of ASU 2026-02 will have a material impact on the Company's consolidated financial statements.
3.    Fair Value Measurements and Financial Instruments
a)    Fair Value Measurements

For a description of how the Company estimates fair value and for a description of the fair value hierarchy levels, see Item 18 – Financial Statements: Note 3a to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025. The following table includes the estimated fair value and carrying value of those assets and liabilities that are measured at fair value on a recurring and non-recurring basis, as well as the estimated fair value of the Company’s financial instruments that are not accounted for at fair value on a recurring basis.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

		September 30, 2026		December 31, 2025
	Fair Value Hierarchy Level	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $	Carrying Amount Asset (Liability) $	Fair Value Asset (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 13)	Level 1	105,101	105,101	145,154	145,154
Derivative instruments (note 11)
Interest rate swap agreements – assets	Level 2	132,313	132,313	54,214	54,214
Interest rate swap agreements – (liabilities)	Level 2	—	—	(128)	(128)
Foreign currency contracts - assets	Level 2	1,589	1,589	210	210
Cross currency swap agreements – assets	Level 2	285	285	192	192
Cross currency swap agreements – (liabilities)	Level 2	(12,734)	(12,734)	(16,045)	(16,045)
Non-recurring:
Vessels held for sale (note 14a)	Level 2	—	—	24,400	24,400
Other:
Long-term debt – public (note 8)	Level 1	(103,951)	(104,711)	(98,865)	(100,407)
Long-term debt – non-public (note 8)	Level 2	(840,251)	(846,954)	(793,190)	(799,247)
Obligations related to finance leases (note 5)	Level 2	(1,776,333)	(1,765,170)	(1,802,526)	(1,800,536)

b)    Credit Losses

For a description of the Company's exposure to potential credit losses under Accounting Standards Codification (or ASC) 326, Financial Instruments – Credit Losses, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

The following table includes the amortized cost basis of the Company’s direct interests in financing receivables and net investment in direct financing and sales-type leases by class of financing receivables and by period of origination and their associated credit quality as at September 30, 2026 and December 31, 2025.

		As at September 30, 2026		As at December 31, 2025
	Period of Origination	Credit Quality Grade (i)	Amortized Cost Basis $	Credit Quality Grade (i)	Amortized Cost Basis $

Direct financing and sales-type leases
Tangguh Hiri and Tangguh Sago	2017 and prior	Performing	243,412	Performing	257,445
Seapeak Bahrain	2018	Performing	194,277	Performing	197,250
Seapeak Creole	2023	Performing	199,399	Performing	200,723
			637,088		655,418
Loans to equity-accounted joint ventures
Bahrain LNG Joint Venture	2017 and prior		—	Performing	105,970
			637,088		761,388

(i)For a description of how the Company's credit quality grades are determined see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025. As at September 30, 2026 and December 31, 2025, all direct financing and sales-type leases held by the Company and the Company’s equity-accounted joint ventures had a credit quality grade of performing that remained subject to ASC 326.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Changes in the Company's allowance for credit losses for the three and nine months ended September 30, 2026 and 2025 are as follows:

	Direct Financing and Sales-Type Leases (i) (ii) $	Direct Financing and Sales-Type Leases and Other within Equity-Accounted Joint Ventures (i) (ii) $	Loans to Equity-Accounted Joint Ventures (i) $	Guarantees of Debt (i) $	Total $
Three and Nine Months Ended September 30, 2026
As at January 1, 2026	52,900	50,900	2,900	900	107,600
Provision for (reversal of) potential credit losses	4,900	900	200	(300)	5,700
As at March 31, 2026	57,800	51,800	3,100	600	113,300
Provision for (reversal of) potential credit losses	1,200	(2,788)	(3,100)	(100)	(4,788)
As at June 30, 2026	59,000	49,012	—	500	108,512
(Reversal of) provision for potential credit losses	(6,000)	4,300	—	400	(1,300)
As at September 30, 2026	53,000	53,312	—	900	107,212

Three and Nine Months Ended September 30, 2025
As at January 1, 2025	32,000	29,600	1,800	1,200	64,600
Provision for (reversal of) potential credit losses	12,200	12,200	400	(100)	24,700
As at March 31, 2025	44,200	41,800	2,200	1,100	89,300
Provision for (reversal of) potential credit losses	800	300	200	(100)	1,200
As at June 30, 2025	45,000	42,100	2,400	1,000	90,500
Provision for potential credit losses	7,000	8,800	100	100	16,000
As at September 30, 2025	52,000	50,900	2,500	1,100	106,500

(i)For a description of how the credit loss provision for direct financing and sales-type leases, direct financing and sales-type leases and other within equity-accounted joint ventures, loans to equity-accounted joint ventures and guarantees of debt was determined for the three and nine months ended September 30, 2026 and 2025, see Item 18 – Financial Statements: Note 3b to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

(ii)The changes in credit loss provision of $(6.0) million and $0.1 million for the Company's consolidated vessels' direct financing and sales-type leases for the three and nine months ended September 30, 2026, respectively ($7.0 million and $20.0 million for the three and nine months ended September 30, 2025, respectively), are included in other income (expense) in the Company's consolidated statements of income (loss). The change in the credit loss provision for the three months ended September 30, 2026 primarily reflects an increase in the estimated charter-free valuations of certain types of the Company's liquefied natural gas (or LNG) carriers at the end of their time-charter contracts which are accounted for as direct financing and sales-type leases in the Company's consolidated balance sheets. These estimated future charter-free values are subject to change based on the underlying LNG shipping market fundamentals.

The changes in credit loss provision of $4.3 million and $2.4 million for the three and nine months ended September 30, 2026, respectively ($8.8 million and $21.3 million for the three and nine months ended September 30, 2025, respectively), relating to the direct financing and sales-type leases and other within the Company's equity-accounted joint ventures are included in equity income in the Company's consolidated statements of income (loss). The change in the credit loss provision for the three and nine months ended September 30, 2026 primarily reflects a decrease in the estimated charter-free valuations for certain types of LNG carriers at the end of their time-charter contracts which are accounted for as direct financing and sales-type leases within investments in equity-accounted joint ventures in the Company's consolidated balance sheets. The change in credit loss provision for the nine months ended September 30, 2026 is partially offset by a $5.5 million decrease as the loan to the Bahrain LNG Joint Venture was classified as held for sale in May 2026 (see Note 7a) and thus was no longer accounted for at amortized cost and subject to ASC 326, and an increase in the internal historical loss rate during the second quarter of 2026 related to reductions to the estimated probability of a future resumption of the LNG plant in Yemen operated by Yemen LNG Company Limited.
The changes in the credit loss provision for the Company's consolidated vessels and the vessels within the Company's equity-accounted joint ventures for the nine months ended September 30, 2026 do not reflect any material change in expectations of the charterers' ability to make their time-charter hire payments as they come due compared to the beginning of the period.

4.    Segment Reporting

The Company has two reportable segments, the LNG segment and the natural gas liquid (or NGL) segment. The Company’s LNG segment consists of LNG carriers which generally operate under long-term, fixed-rate time-charter contracts to international energy companies. The Company's NGL segment consists of liquefied petroleum gas (or LPG), ethane and multi-gas carriers which generally operate under time-charters. For additional information about the Company’s segments, please see Item 18 – Financial Statements: Note 4 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

The following tables include results for the Company’s segments for the periods presented in these unaudited consolidated financial statements.

	Three Months Ended September 30,
	2026			2025
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Voyage revenues	129,897	28,947	158,844	130,536	28,939	159,475
Voyage expenses	(4,866)	(28)	(4,894)	(2,654)	(540)	(3,194)
Vessel operating expenses	(44,348)	(8,503)	(52,851)	(46,246)	(8,614)	(54,860)
Depreciation and amortization	(20,022)	(7,571)	(27,593)	(25,606)	(8,006)	(33,612)
General and administrative expenses (i)	(5,517)	(1,295)	(6,812)	(12,843)	(706)	(13,549)
Write-down of vessels (note 14b)	—	—	—	(61,792)	—	(61,792)
Restructuring charges (note 16)	—	—	—	(1,460)	—	(1,460)
Income (loss) from vessel operations	55,144	11,550	66,694	(20,065)	11,073	(8,992)

Equity income (note 7)	51,330	12,690	64,020	2,352	6,555	8,907
Expenditures for vessels and equipment, including advances on newbuilding contracts	(51,794)	(70)	(51,864)	(25,452)	(648)	(26,100)
Expenditures for dry docking	(7,127)	(1,576)	(8,703)	(288)	(3,143)	(3,431)

	Nine Months Ended September 30,
	2026			2025
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Voyage revenues	373,881	85,656	459,537	393,030	85,513	478,543
Voyage expenses	(8,019)	(232)	(8,251)	(9,420)	(842)	(10,262)
Vessel operating expenses	(135,389)	(27,391)	(162,780)	(139,441)	(25,418)	(164,859)
Depreciation and amortization	(87,400)	(23,601)	(111,001)	(77,769)	(23,770)	(101,539)
General and administrative expenses (i)	(17,664)	(3,240)	(20,904)	(25,448)	(2,505)	(27,953)
Gain on sales and (write-down) of vessels (note 14)	3,007	—	3,007	(61,792)	—	(61,792)
Restructuring charges (note 16)	—	—	—	(20,724)	—	(20,724)
Income from vessel operations	128,416	31,192	159,608	58,436	32,978	91,414

Equity income (note 7)	92,474	24,424	116,898	45,952	18,610	64,562
Expenditures for vessels and equipment, including advances on newbuilding contracts	(291,201)	(31)	(291,232)	(32,778)	(972)	(33,750)
Expenditures for dry docking	(22,855)	(3,457)	(26,312)	(2,480)	(8,796)	(11,276)

	September 30, 2026			December 31, 2025
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Investment in and advances to equity-accounted joint ventures, net	1,108,180	239,401	1,347,581	1,142,885	214,977	1,357,862
(i)     Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).
A reconciliation of total segment assets to consolidated total assets presented in the Company's consolidated balance sheets is as follows:

	September 30, 2026	December 31, 2025
	$	$
Total assets of the LNG segment	4,464,876	4,157,470
Total assets of the NGL segment	860,475	857,258
Unallocated:
Cash and cash equivalents	86,706	122,906
Consolidated total assets	5,412,057	5,137,634

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

5.    Chartered-in Vessels

	September 30, 2026	December 31, 2025
	$	$
Total obligations related to finance leases	1,776,333	1,802,526
Less current portion	(224,043)	(228,985)
Long-term obligations related to finance leases	1,552,290	1,573,541

As at September 30, 2026 and December 31, 2025, the Company was a party to finance leases on 10 LNG carriers and 10 NGL carriers. These 10 LNG carriers and 10 NGL carriers were sold by the Company to third parties (or Lessors) and leased back under 5.5 to 20-year bareboat charter contracts ending in 2027 through to 2046. At inception of these leases, the weighted-average interest rate implicit in these leases was 5.9% as at September 30, 2026 (6.0% as at December 31, 2025). The bareboat charter contracts are presented as obligations related to finance leases on the Company's consolidated balance sheets.

The obligations of the Company's applicable subsidiaries under the bareboat charter contracts for the 10 LNG carriers and 10 NGL carriers are guaranteed by the Company. The guarantee agreements require the Company to maintain minimum levels of tangible net worth and aggregate liquidity, and not to exceed a maximum amount of leverage, for certain of its finance leases. As at September 30, 2026, the Company was in compliance with all covenants in respect of the bareboat charter contracts it guarantees.

As at September 30, 2026, the remaining commitments related to the financial liabilities of these 10 LNG carriers and 10 NGL carriers, including the amounts to be paid to repurchase the vessels pursuant to the applicable finance leases, approximated $2.2 billion, including imputed interest of $406.3 million, repayable through 2046, as indicated below:

Commitments as at September 30, 2026
Year	$
Remainder of 2026	59,923
2027	409,496
2028	380,167
2029	224,571
2030	309,764
Thereafter	798,699
In February 2026, the Company exercised a repurchase option to acquire the Seapeak Creole LNG carrier from its Lessor for $100.0 million, which included unpaid interest of $1.3 million at the time of repurchase, resulting in the termination of the related finance lease. In April 2026, the Company sold the Seapeak Creole LNG carrier to a Lessor for $165.0 million and concurrently chartered the vessel back for a period of 20 years under a bareboat charter contract. The quarterly charter-hire payments to be made by the Company consist of a fixed amount plus variable amounts based on the Secured Overnight Financing Rate (or SOFR) plus a margin. The Company is obligated to repurchase the vessel at the end of the lease term at a nominal amount.

In April 2026, the Company exercised repurchase options to acquire the Ineos Dolphin and the Ineos Innovation NGL carriers from their original Lessors for a total cost of $120.3 million. As a result of the repurchases, the Company recognized a loss of $2.2 million, which is included in other income (expense) in the Company's consolidated statements of income (loss) for the nine months ended September 30, 2026. Immediately following the repurchases, the Company entered into new financing arrangements whereby it sold the vessels to new Lessors for a total of $125.0 million and chartered each of the vessels back for a period of 7.9 years under bareboat charter contracts. The quarterly charter-hire payments to be made by the Company consist of a fixed amount plus variable amounts based on SOFR plus a margin. The Company has the option to terminate each of the bareboat charter contracts after a period of 5.9 years and repurchase the vessels for a total cost of $66.3 million. In conjunction with the refinancing of the vessels, the Company and the charterer have agreed to extend the terms of the existing time-charter contracts by 1.5 years at the same hire rates.

Certain bareboat charter agreements require that the Company maintain ratios of vessel values to the relevant outstanding underlying loan balances. As at September 30, 2026, the Company had five bareboat charter agreements, under which the aggregate outstanding loan balance was $279.4 million, each of which requires the Company to maintain minimum vessel-value-to-outstanding-loan obligation balance ratios of 110%, if the vessels are employed under approved charters at such time, or 140%, if the vessels are not employed under approved charters at such time. As at September 30, 2026, the vessel-value-to-outstanding-loan obligation balance ratios were 167%, 165%, 159%, 159% and 138% under approved charters. The vessel values used in calculating these ratios are the appraised values provided by third parties.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

6.    Revenue

The Company’s primary source of revenue is from chartering its vessels to its customers. The Company also generates revenue from the management and operation of vessels owned by the Company's equity-accounted joint ventures and the Bahrain LNG import terminal, as well as providing corporate management services to certain of these entities. Such services may include the arrangement of third-party goods and services for the vessel’s owner. For a description of these contracts, see Item 18 – Financial Statements: Note 6 in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

Revenue Table

The following tables contain the Company’s revenue for the three and nine months ended September 30, 2026 and 2025, by contract type and by segment.

	Three Months Ended September 30,
	2026			2025
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	104,301	28,947	133,248	105,489	28,939	134,428
Management fees and other income	25,596	—	25,596	25,047	—	25,047
	129,897	28,947	158,844	130,536	28,939	159,475

	Nine Months Ended September 30,
	2026			2025
	LNG Segment $	NGL Segment $	Total $	LNG Segment $	NGL Segment $	Total $
Time charters	296,671	85,656	382,327	318,049	85,513	403,562
Management fees and other income	77,210	—	77,210	74,981	—	74,981
	373,881	85,656	459,537	393,030	85,513	478,543

The following table contains the Company’s revenue for the three and nine months ended September 30, 2026 and 2025, by contracts or components of contracts accounted for as leases and those not accounted for as leases:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Lease revenue
Lease revenue from lease payments of operating leases	103,975	109,008	297,767	327,169
Interest income on lease receivables	14,700	15,219	42,864	45,521
Variable lease payments – cost reimbursements(i)	6,235	1,353	16,582	4,034
	124,910	125,580	357,213	376,724
Non-lease revenue
Non-lease revenue – related to direct financing and sales-type leases	8,338	8,848	25,114	26,838
Management fees and other income	25,596	25,047	77,210	74,981
	33,934	33,895	102,324	101,819
Total	158,844	159,475	459,537	478,543
(i)Reimbursements for vessel operating expenditures and dry-docking expenditures received from the Company's customers relating to such costs incurred by the Company to operate the vessel for the customer pursuant to charter contracts accounted for as operating leases.

Net Investments in Direct Financing and Sales-Type Leases

As at September 30, 2026 and December 31, 2025, the Company had four LNG carriers, excluding the vessels in its equity-accounted joint ventures, that are accounted for as direct financing and sales-type leases.

For a description of the Company's LNG carriers accounted for as direct financing leases and sales-type leases at December 31, 2025, see Item 18 – Financial Statements: Note 6 to the Company's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2025.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

As at September 30, 2026, estimated lease payments to be received by the Company related to its direct financing and sales-type leases in each of the next five years were approximately $21.0 million (remainder of 2026), $83.6 million (2027), $78.9 million (2028), $50.6 million (2029), $44.7 million (2030) and an aggregate of $517.5 million thereafter. Two leases are expected to end in 2028, one lease is scheduled to end in 2039 and the remaining lease is scheduled to end in 2046.

Operating Leases

As at September 30, 2026, the minimum scheduled future rentals to be received by the Company in each of the next five years for the lease and non-lease elements related to charters that were accounted for as operating leases are approximately $98.6 million (remainder of 2026), $272.8 million (2027), $217.8 million (2028), $176.0 million (2029), and $123.2 million (2030). Minimum scheduled future rentals on operating lease contracts do not include rentals from vessels in the Company’s equity-accounted joint ventures, rentals from unexercised option periods of contracts that existed on September 30, 2026, variable or contingent rentals, or rentals from contracts which were entered into or commenced after September 30, 2026. Therefore, the minimum scheduled future rentals on operating leases should not be construed to reflect total charter hire revenues for any of these five years.

Contract Liabilities

As at September 30, 2026, the Company had $24.5 million of advanced payments recognized as contract liabilities included in unearned revenue (December 31, 2025 – $29.1 million, September 30, 2025 – $33.9 million and December 31, 2024 – $37.1 million). The Company recognized $30.3 million and $34.9 million of revenue for the three months ended September 30, 2026 and 2025, respectively, that was recognized as a contract liability at the beginning of such three-month periods. The Company recognized $29.1 million and $37.1 million of revenue for the nine months ended September 30, 2026 and 2025, respectively, that was recognized as a contract liability at the beginning of each such nine-month period.

7.    Equity-Accounted Joint Ventures

For a description of the Company's equity-accounted joint ventures, see Item 18 – Financial Statements: Note 7a in the Company's audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

The Company's potential credit losses associated with its equity-accounted joint ventures are described in Note 3b to this Report and are excluded from the amounts in this note.

Distributions received from equity-accounted joint ventures are presented in the Company’s consolidated statements of cash flows as a cash inflow from operating activities or a cash inflow from investing activities, depending on whether the nature of the activity or activities of the equity-accounted joint venture that generated the distribution was a return on investment (classified as a cash inflow from operating activities) or a return of investment (classified as a cash inflow from investing activities).

a)    In May 2026, Bapco Energies B.S.C. exercised its option under the Bahrain LNG Joint Venture shareholders’ agreement to purchase the Company’s 30% equity interest in the Bahrain LNG Joint Venture and all of its outstanding shareholder loans for an aggregate amount of $48.3 million. It is expected that the sale will be completed during the fourth quarter of 2026. As a result of this event, the Company recognized a loss of $28.4 million, which is included in other income (expense) in the Company’s consolidated statement of income (loss) for the nine months ended September 30, 2026. As at September 30, 2026, the carrying value of the shareholder loan is included in the Company’s consolidated balance sheet in investments in and advances to joint ventures held for sale, net. For the three and nine months ended September 30, 2026, interest income recognized on the shareholder loan amounted to nil and $2.3 million, respectively (three and nine months ended September 30, 2025 – $1.6 million and $4.6 million, respectively), and is included in interest income in the Company's consolidated statements of income (loss).

b)    The Company guarantees its proportionate share of certain loan facilities and obligations on interest rate swaps for certain of its equity-accounted joint ventures for which the aggregate principal amount of the loan facilities and fair value of the interest rate swaps as at September 30, 2026 was $720.5 million (December 31, 2025 – $768.3 million). As at September 30, 2026, the Company's equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that the Company guarantees.

c)     As at September 30, 2026, the Yamal LNG Joint Venture discontinued hedge accounting under ASC 815, – Derivatives and Hedging, for all of its interest rate swaps in conjunction with the expected termination of its interest rate swaps and the expected future restructuring of its existing term loan from being U.S. Dollar-denominated to being Renminbi-denominated, as mandated by the lenders. As such, an unrealized gain of $32.7 million was reclassified to equity income from accumulated other comprehensive income (or OCI) during the three months ended September 30, 2026, representing the Company's 50% share of the total unrealized gain on the interest rate swaps as at September 30, 2026.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

8.    Long-Term Debt

	September 30, 2026	December 31, 2025
	$	$
U.S. Dollar-denominated Revolving Credit Facility due in 2028	170,000	135,000
U.S. Dollar-denominated Term Loans and Bonds due from 2026 to 2030	678,437	664,849
Norwegian Krone-denominated Bonds due in 2026	103,977	99,142
Total principal	952,414	898,991
Unamortized discount and debt issuance costs	(8,212)	(6,936)
Total debt	944,202	892,055
Less current portion	(491,143)	(296,188)
Long-term debt	453,059	595,867

As at September 30, 2026 and December 31, 2025, the Company had one revolving credit facility, which provided for borrowings of up to $365.0 million (December 31, 2025 – $350.0 million), of which $195.0 million (December 31, 2025 – $215.0 million) of the revolving credit facility was undrawn. Interest payments are based on SOFR plus a margin of 1.40%. The revolving credit facility is scheduled to mature in August 2028. The revolving credit facility is unsecured and may be used by the Company for general corporate purposes.

As at September 30, 2026 and December 31, 2025, the Company had seven U.S. Dollar-denominated term loans and bonds outstanding, which totaled $678.4 million in aggregate principal amount (December 31, 2025 – $664.8 million). Interest payments on these term loans are based on SOFR plus an additional amount consisting of a margin and a credit adjustment spread, where such additional amount ranged from 2.00% to 3.45%. Interest payments on the bonds are fixed and range from 4.11% to 4.41%. Five of the combined term loans and bonds require quarterly interest and principal payments and five have balloon or bullet repayments due at maturity. The term loans and bonds are collateralized by first-priority mortgages on the eight Company vessels to which the loans and bonds relate, together with certain other related security. In addition, as at September 30, 2026, all of the outstanding term loans were guaranteed by either the Company or the ship-owning entities within Teekay Nakilat Corporation (or the RasGas II Joint Venture), in which the Company has a 70% ownership interest.

As at September 30, 2026 and December 31, 2025, the Company had Norwegian Krone (or NOK) 1.0 billion of senior unsecured bonds in the Norwegian bond market that mature in November 2026. As at September 30, 2026, the total amount of the bonds, which are listed on the Oslo Stock Exchange, was $104.0 million (December 31, 2025 – $99.1 million). The interest payments on the bonds are based on the Norwegian Interbank Offered Rate (or NIBOR) plus a margin of 4.90%. The Company entered into cross currency rate swaps, to swap all interest and principal payments of the bonds into U.S. Dollars, with the interest payments fixed at 6.37% and the transfer of principal fixed at $117.0 million upon maturity in exchange for NOK 1.0 billion (see Note 11).

The weighted-average interest rates for the Company’s long-term debt outstanding excluding the effect of related interest rate swaps as at September 30, 2026 and December 31, 2025 were 6.02% and 6.23%, respectively. The Company uses swaps to economically hedge certain of its floating-rate debt (see Note 11). The weighted-average interest rates including the effect of related interest rate swaps were 4.38% and 5.24% as at September 30, 2026 and December 31, 2025, respectively.

Non-U.S.-denominated debt is revalued at the end of each period using the then-prevailing U.S. Dollar exchange rate. Due primarily to the revaluation of the Company’s NOK-denominated bonds and Euro-denominated cash, and the change in the valuation of the Company’s cross currency swaps, the Company incurred foreign exchange losses of $1.2 million and $1.7 million for the three and nine months ended September 30, 2026, respectively ($0.9 million and $3.7 million for the three and nine months ended September 30, 2025, respectively).

The aggregate annual long-term debt principal repayments required under the Company's revolving credit facility, loans and bonds subsequent to September 30, 2026 are $193.3 million (remainder of 2026), $365.0 million (2027), $224.7 million (2028), $45.5 million (2029), and $123.9 million (2030).

Certain loan agreements require that (a) the Company maintain minimum levels of tangible net worth and aggregate liquidity, (b) the Company maintain certain ratios of vessel values related to the relevant outstanding loan principal balance, (c) the Company not exceed a maximum amount of leverage, and (d) certain of the Company’s subsidiaries maintain restricted cash deposits. As at September 30, 2026, the Company had three credit facilities with an aggregate outstanding loan balance of $257.4 million that require it to maintain minimum vessel-value-to-outstanding-loan-principal-balance ratios of 110%, 145%, and 120%, which as at September 30, 2026, were 240%, 197%, and 208%, respectively. The vessel values used in calculating these ratios are the appraised values provided by third parties, where available, or prepared by the Company based on second-hand sale and purchase market data. Since vessel values can be volatile, the Company’s estimates of market value may not be indicative of either the current or future prices that could be obtained if the Company sold any of the vessels. The Company’s ship-owning subsidiaries may not, among other things, pay dividends or distributions if the Company's subsidiaries are in default under their term loans and, in addition, one of the term loans in the RasGas II Joint Venture requires it to satisfy a minimum vessel value to outstanding loan principal balance ratio to pay dividends. As at September 30, 2026, the Company was in compliance with all covenants relating to the Company’s credit facilities and other long-term debt.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

9.    Income Tax Recovery (Expense)

The components of the provision for income tax recovery (expense) are as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Current	12	669	(382)	(1,266)
Deferred	72	312	224	570
Income tax recovery (expense)	84	981	(158)	(696)

Included in the Company's current income tax recovery (expense) are provisions for uncertain tax positions relating to freight taxes. The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include additional legal advice as to the applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.

10.    Related Party Transactions

a)     The following table and related footnotes provide information about certain of the Company's related party transactions for the periods indicated:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Voyage revenues (i)(ii)	33,195	32,171	99,658	96,803
Equity income (iii)	609	609	1,808	1,808
(i)In September 2018, the Company’s Floating Storage Unit, the Seapeak Bahrain, commenced its 21-year charter contract with the Bahrain LNG Joint Venture, in which as at September 30, 2026 the Company had a 30% ownership interest. Voyage revenues from the charter of the Seapeak Bahrain to the Bahrain LNG Joint Venture for the three and nine months ended September 30, 2026 amounted to $7.6 million and $22.5 million, respectively ($7.1 million and $21.8 million for the three and nine months ended September 30, 2025, respectively). In addition, the Company has an operations and maintenance contract with the Bahrain LNG Joint Venture relating to the LNG regasification terminal in Bahrain. Fees recognized in relation to the operation and maintenance contract from the Bahrain LNG Joint Venture for the three and nine months ended September 30, 2026 were $4.3 million and $13.1 million, respectively ($4.1 million and $12.6 million for the three and nine months ended September 30, 2025, respectively), and are included in voyage revenues in the Company's consolidated statements of income (loss).

(ii)The Company provides ship management and corporate services to certain of its equity-accounted joint ventures that own and operate LNG carriers on long-term charters pursuant to management agreements. In addition, the Company is reimbursed for costs incurred by the Company for its seafarers operating these LNG carriers. During the three and nine months ended September 30, 2026, the Company earned management fees and cost reimbursements pursuant to these management agreements of $21.3 million and $64.1 million, respectively ($21.0 million and $62.4 million for the three and nine months ended September 30, 2025, respectively), which are included in voyage revenues in the Company's consolidated statements of income (loss).

(iii)During the three and nine months ended September 30, 2026 and 2025, the Company charged fees of $0.6 million and $1.8 million to the Yamal LNG Joint Venture, in which the Company has a 50% ownership interest, relating to the successful bid process for the construction and chartering of six ARC7 LNG carriers. The fees are reflected in equity income in the Company’s consolidated statements of income (loss).

b)    As at September 30, 2026 and December 31, 2025, non-interest-bearing amounts due from affiliates totaled $24.7 million and $24.1 million, respectively, and non-interest-bearing amounts due to affiliates totaled $7.5 million and $0.8 million, respectively. These amounts due to/from affiliates are unsecured and have no fixed repayment terms.

c)    For other transactions with the Company's equity-accounted joint ventures not disclosed above, please refer to Note 7.

11.    Derivative Instruments and Hedging Activities

The Company uses derivative instruments in accordance with its overall risk management policy.

Foreign Exchange Risk

From time to time, the Company economically hedges portions of its forecasted expenditures denominated in foreign currencies and portions of its foreign currency cash balances with foreign currency forward contracts. As at September 30, 2026, the Company was committed to the following foreign currency forward contracts:

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Contract Amount in Foreign Currency	Average Contract Rate(i)	Fair Value / Carrying Amount of Asset (Liability) $	Expected Maturity of Notional Amounts
Currency				2026 $	2027 $
Economic hedges of forecasted expenditures
British Pound Sterling	7,700	0.7444	(124)	3,614	6,730
Canadian Dollar	10,280	1.3686	(230)	2,523	4,989
			(354)	6,137	11,719
Economic hedges of foreign currency cash balances
Euro	81,955	0.8643	1,943	94,821	—
(i)Average contractual exchange rate represents the contracted amount of foreign currency one U.S. Dollar will buy.

The Company entered into cross currency swaps concurrently with the issuance of its NOK-denominated senior unsecured bonds (see Note 8), and pursuant to these swaps, the Company receives the principal amount in NOK on maturity dates of the swaps in exchange for payments of a fixed U.S. Dollar amount. In addition, the cross currency swaps exchange a receipt of floating interest in NOK based on NIBOR plus a margin for a payment of U.S. Dollar fixed interest. The purpose of the cross currency swaps is to economically hedge the foreign currency exposure on the payment of interest and principal of the Company’s NOK-denominated bonds due in November 2026, and to economically hedge the interest rate exposure. The following table reflects information relating to the cross currency swaps as at September 30, 2026.

		Floating Rate Receivable
Principal Amount NOK	Principal Amount $	Reference Rate	Margin	Fixed Rate Payable	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (Years)
1,000,000	117,000	NIBOR	4.90%	6.37%	(12,449)	0.1

Interest Rate Risk

When deemed appropriate, the Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on certain of its outstanding floating-rate debt.

As at September 30, 2026, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Weighted-Average Remaining Term (years)	Fixed Interest Rate (i)
U.S. Dollar-denominated interest rate swaps (ii)	SOFR	474,441	13,936	1.8	2.0%
U.S. Dollar-denominated interest rate swaps (ii)(iii)	SOFR	450,980	105,454	1.7	3.2%
U.S. Dollar-denominated interest rate swap (ii)(iv)	SOFR	39,082	12,923	1.8	3.8%
			132,313

(i)Excludes an additional amount consisting of the margins and the credit adjustment spreads the Company pays on its floating-rate term loans, which, at September 30, 2026, ranged from 2.00% to 3.45%.
(ii)Principal amount reduces quarterly.
(iii)These interest rate swaps are subject to mandatory early termination in 2027, 2028 and 2029, whereby the swaps will be settled based on their fair value at that time.
(iv)Forward-starting interest rate swap with effective start date in January 2027. The interest rate swap is subject to mandatory early termination in July 2028 whereby the swap will be settled based on its fair value at that time unless otherwise extended.

As at September 30, 2026, the Company had multiple interest rate swaps, cross currency swaps and foreign currency forward contracts with the same counterparty that are subject to the same master agreement. Each of these master agreements provides for the net settlement of all swaps subject to that master agreement through a single payment in the event of default or termination of any one swap. The fair value of these derivative instruments is presented on a gross basis in the Company’s consolidated balance sheets. As at September 30, 2026, these derivative instruments constituted an aggregate fair value asset of $114.9 million (December 31, 2025 – $54.5 million) and an aggregate fair value liability of $2.4 million (December 31, 2025 – $2.9 million). As at September 30, 2026, the Company had nil (December 31, 2025 – $3.8 million) of cash on deposit as security for swap liabilities under certain master agreements. The deposit is presented in restricted cash – current on the Company's consolidated balance sheets.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

Credit Risk

The Company is exposed to credit loss in the event of non-performance by the counterparties to its derivative instruments. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, derivative instruments are entered into with different counterparties to reduce concentration risk.

The following table presents the classification and fair value amounts of derivative instruments (none of which are designated as cash flow hedges), segregated by type of contract, on the Company’s consolidated balance sheets.

	Accounts receivable $	Current portion of derivative assets $	Derivative assets $	Current portion of derivative liabilities $	Derivative liabilities $
As at September 30, 2026
Interest rate swap agreements	1,208	49,033	82,072	—	—
Foreign currency forward contracts	—	1,589	—	—	—
Cross currency swap agreements	285	—	—	12,734	—
	1,493	50,622	82,072	12,734	—
As at December 31, 2025
Interest rate swap agreements	1,471	32,202	20,541	—	128
Foreign currency forward contracts	—	210	—	—	—
Cross currency swap agreements	192	—	—	16,045	—
	1,663	32,412	20,541	16,045	128

Realized and unrealized gains (losses) relating to non-designated interest rate swap agreements and foreign currency forward contracts are recognized in earnings and reported in realized and unrealized gain (loss) on non-designated derivative instruments in the Company’s consolidated statements of income (loss). The effect of the gain (loss) on these derivatives on the Company’s consolidated statements of income (loss) is as follows:

	Three Months Ended September 30,
	2026			2025
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	2,702	66,066	68,768	4,644	(6,530)	(1,886)
Foreign currency forward contracts	738	851	1,589	(79)	704	625
	3,440	66,917	70,357	4,565	(5,826)	(1,261)

	Nine Months Ended September 30,
	2026			2025
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Interest rate swap agreements	8,214	78,489	86,703	14,185	(39,214)	(25,029)
Foreign currency forward contracts	2,406	1,379	3,785	(1,923)	476	(1,447)
	10,620	79,868	90,488	12,262	(38,738)	(26,476)
Realized and unrealized gains (losses) relating to cross currency swap agreements are recognized in earnings and reported in foreign currency exchange loss in the Company’s consolidated statements of income (loss). The effect of the gain (loss) on these derivatives on the Company's consolidated statements of income (loss) is as follows:

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

	Three Months Ended September 30,
	2026			2025
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	646	2,367	3,013	(11,368)	12,385	1,017

	Nine Months Ended September 30,
	2026			2025
	Realized gains (losses)	Unrealized gains (losses)	Total	Realized gains (losses)	Unrealized gains (losses)	Total
	$	$	$	$	$	$
Cross currency swap agreements	1,742	3,311	5,053	(9,247)	32,134	22,887
For the periods indicated, the following table presents the amounts of losses reclassified from accumulated OCI to interest expense for interest rate swaps previously dedesignated but for which the hedged forecasted transaction remains probable as cash flow hedges (excluding such agreements in equity-accounted investments):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2026	2025	2026	2025
	$	$	$	$
Amount of loss reclassified from accumulated OCI to interest expense	(119)	(143)	(381)	(482)

12.    Commitments and Contingencies

a)    In November 2022, the Company entered into contracts with Samsung Heavy Industries Co., Ltd. (or SHI) for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carrier newbuildings that have an estimated total fully built-up cost of $1.2 billion and are scheduled for deliveries throughout 2027. As at September 30, 2026, expenditures incurred under these newbuilding contracts totaled $469.5 million and the estimated remaining expenditures to be incurred are $53.0 million (remainder of 2026) and $658.8 million (2027). The Company intends to finance substantially all of the remaining estimated pre-delivery expenditures with borrowings under two U.S. Dollar-denominated term loans maturing in 2027. In addition, the final construction installments due on delivery and the repayment of the two U.S. Dollar-denominated term loans maturing in 2027 are expected to be financed with existing 10-year sale and leaseback financing arrangements, where the LNG carrier newbuildings are expected to be sold to a Lessor upon their deliveries for approximately $235.0 million per vessel and leased back to the Company.

In December 2025, the Company entered into contracts with SHI for the construction of two 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings that have an estimated total fully built-up cost of $510.2 million and are scheduled for deliveries in the second half of 2028. As at September 30, 2026, expenditures incurred under these newbuilding contracts totaled $50.7 million and the estimated remaining expenditures to be incurred are $0.7 million (remainder of 2026), $154.0 million (2027) and $304.8 million (2028). The Company intends to finance substantially all of the remaining estimated pre-delivery expenditures with borrowings under a U.S. Dollar-denominated term loan maturing in 2028. In addition, the final construction installments due on delivery and the repayment of the U.S. Dollar-denominated term loan maturing in 2028 are expected to be financed with existing 15-year sale and leaseback financing arrangements, where the LNG carrier newbuildings are expected to be sold to a Lessor upon their deliveries for an aggregate amount of $488.5 million and leased back to the Company (see Note 17b).

In May 2026, the Company entered into contracts with SHI for the construction of three 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings that have an estimated total fully built-up cost of $755.8 million and are scheduled for deliveries in the first half of 2029. As at September 30, 2026, expenditures incurred under these newbuilding contracts totaled $72.9 million and the estimated remaining expenditures to be incurred are $1.1 million (remainder of 2026), $53.1 million (2027), $185.9 million (2028) and $442.8 million (2029). The Company intends to finance the estimated pre-delivery expenditures with its existing liquidity and future operating cash flow, as well as long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

b)    In March 2023, the Company's 50/50 NGL-related joint venture with Exmar NV (or the Exmar LPG Joint Venture) entered into contracts with Hyundai Mipo Dockyard Co., Ltd. (or HMD) for the construction of two 45,000-cubic meter ammonia-capable dual-fueled LPG carriers with scheduled deliveries in mid-2026. In March 2024, the Exmar LPG Joint Venture entered into contracts with HMD for the construction of two additional 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in late-2026. In June 2026 and July 2026, two of these vessels, the Antwerpen and the Arlon, were delivered to the Exmar LPG Joint Venture. As at September 30, 2026, the Company's proportionate share of the total fully built-up cost of the remaining two vessels was approximately $88.9 million, of which the Company's proportionate share of expenditures incurred totaled $39.2 million and the Company's proportionate share of estimated remaining expenditures to be incurred in 2026 is $49.7 million. In October 2026, the third of these vessels, the Aalter, was delivered to the Exmar LPG Joint Venture (see Note 17c).

c)    The Company owns 70% of Seapeak BLT Corporation (or the Tangguh Joint Venture), which is a party to operating leases whereby the Tangguh Joint Venture is leasing the Tangguh Hiri and Tangguh Sago LNG carriers (or the Tangguh LNG Carriers) to a third party, which is in turn leasing the vessels back to the joint venture. The Company’s minimum charter hire payments to be paid and received under these leases are described in more detail in Item 18 – Financial Statements: Note 14e to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025. Under the terms of the leasing arrangement for the Tangguh LNG Carriers, whereby the Tangguh Joint Venture is the lessee, the lessor claims tax depreciation on its lease of these vessels. As is typical in these types of leasing arrangements, tax and change of law risks are assumed by the lessee. Lease payments under the lease arrangements are based on certain tax and financial assumptions at the commencement of the leases. If an assumption proves to be incorrect, the lessor is entitled to increase the lease payments to maintain its agreed after-tax margin. As at September 30, 2026, the carrying amount of this estimated tax indemnification obligation relating to the leasing arrangement through the Tangguh Joint Venture was $3.0 million (December 31, 2025 – $3.3 million) and was included as part of other long-term liabilities in the consolidated balance sheets of the Company.

d)    Effective January 1, 2024, emissions emitted by the maritime industry have been integrated in the European Union Emissions Trading System (or EU ETS) and are being phased in over a three-year period. Emissions for voyages to or from Europe or within Europe included within the scope of EU ETS were based on 40% during 2024 and 70% during 2025 and are based on 100% commencing in 2026. The Company is obligated to submit Emissions Allowances (or EUAs) for all vessels under its operational management on an annual basis prior to September 30th of each year. Each EUA represents a carbon credit that grants the holder the right to emit one tonne of CO2 equivalent under the EU ETS. In September 2026, the Company remitted 430,917 EUAs, which were related to emissions for voyages during the year ended December 31, 2025. For a description of the Company's environmental emissions accounting policy, see Item 18 – Financial Statements: Note 1 to the Company’s audited consolidated financial statements filed with its Annual Report on Form 20-F for the year ended December 31, 2025.

The following table presents the classification and carrying amounts of assets and liabilities related to EU ETS on the Company’s consolidated balance sheets:

	Amounts due from affiliates $	Other current assets $	Accrued liabilities and other $
As at September 30, 2026
Amounts due from equity-accounted investees(i)	9,411	—	—
Amounts due from charterers(i)	—	14,964	—
EUAs held by the Company(ii)	—	20,137	—
Obligation to submit EUAs – funded(ii)	—	—	20,137
Obligation to submit EUAs – unfunded(i)	—	—	24,375
	9,411	35,101	44,512
As at December 31, 2025
Amounts due from equity-accounted investees(i)	25,116	—	—
Amounts due from charterers(i)	—	11,157	—
EUAs held by the Company(ii)	—	5,216	—
Obligation to submit EUAs – funded(ii)	—	—	5,216
Obligation to submit EUAs – unfunded(i)	—	—	36,721
	25,116	16,373	41,937
(i)The amounts were measured using the period end EUA spot price.
(ii)As at September 30, 2026 and December 31, 2025, the amounts include the EUAs transferred to the Company by certain charterers, which are related to emissions for voyages during 2026 and 2025, respectively. The value of these EUAs was measured using the EUA spot price on receipt date of the EUAs.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

e)    Management is required to assess whether the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its unaudited consolidated financial statements. The Company had a working capital deficit of $560.3 million as at September 30, 2026. This working capital deficit includes $715.2 million related to scheduled maturities and repayments of long-term debt and obligations related to finance leases in the 12 months following September 30, 2026. Based on the Company’s liquidity at the date these unaudited consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and the cash distributions it expects to receive from its equity-accounted joint ventures, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these unaudited consolidated financial statements.

13.    Supplemental Cash Flow Information

The following is a tabular reconciliation of the Company's cash, cash equivalents and restricted cash balances for the periods presented in the Company's consolidated statements of cash flows.

	September 30, 2026	December 31, 2025	September 30, 2025	December 31, 2024
	$	$	$	$
Cash and cash equivalents	86,706	122,906	103,732	153,726
Restricted cash – current	18,395	14,455	—	9,210
Restricted cash – long-term	—	7,793	20,880	25,032
	105,101	145,154	124,612	187,968

The Company maintains restricted cash deposits relating to certain term loans, collateral for derivatives (see Note 11) and amounts received from charterers to be used only for dry-docking expenditures and emergency repairs.

14.    (Write-down) and Gain on Sales of Vessels

a)    As at December 31, 2025, the Seapeak Mars and the Seapeak Hispania LNG carriers were classified as held for sale in the Company's consolidated balance sheet at their combined net book value of $24.4 million. In January 2026, the Company sold the Seapeak Mars for net proceeds of $12.1 million, which approximated its net book value. In January 2026, the Seapeak Hispania was renamed the Seapeak Jupiter. In March 2026, the Seapeak Jupiter was sold for net proceeds of $15.3 million resulting in a gain on sale of $3.0 million, which is included in (write-down) and gain on sales of vessels for the nine months ended September 30, 2026 in the Company's consolidated statement of income (loss).

b)    In September 2025, the carrying values of the three steam turbine LNG carriers owned by the RasGas II Joint Venture (or the RasGas II Joint Venture vessels), in which the Company has a 70% ownership interest, were written down to their estimated fair values as a result of the Company's revised outlook for future opportunities for these vessels. The total impairment charge of $61.8 million is included in (write-down) and gain on sales of vessels for the three and nine months ended September 30, 2025 in the Company's consolidated statements of income (loss).

The 20-year charter contracts for the RasGas II Joint Venture vessels are scheduled to expire during November 2026 to February 2027. It is expected that the RasGas II Joint Venture vessels will be sold following their redelivery to the Company. As at September 30, 2026, the RasGas II Joint Venture vessels were classified as held for sale in the Company's consolidated balance sheet at their combined net book value of $62.6 million. The Company’s 70% share in the pre-tax net income (loss) of these vessels for the three and nine months ended September 30, 2026 was $10.2 million and $9.8 million, respectively ($(38.6) million and $(30.6) million – three and nine months ended September 30, 2025, respectively).

15.    Total Capital

Common Unit Distributions

On February 27, 2025, the Company declared and paid a cash distribution of $1.0005 per common unit, totaling $100.0 million, to its sole common unitholder, Stonepeak Limestone Holdings L.P.

16.    Restructuring Charges

During the three and nine months ended September 30, 2025, the Company recognized restructuring charges of $1.5 million and $20.7 million, respectively. The restructuring charges primarily relate to severance costs resulting from the dismissal of the Company’s Spanish seafarers. The dismissal of the seafarers followed the Company’s decision to restructure the operations of the four steam turbine LNG carriers, which comprised its Spanish fleet, due to the adverse market conditions affecting steam turbine LNG carriers.

SEAPEAK LLC AND SUBSIDIARIES
NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. Dollars, unless otherwise indicated)

17.    Subsequent Events

a)    In October 2026, the Company entered into a $50.0 million revolving trade loan facility. Advances under the facility bear interest based on SOFR plus a margin of 1.20% or 1.40%, depending on the duration of the advance. Advances have a maximum tenor of 120 days. The provider of the facility has no obligation to make any advances under the facility.

b)    In October 2026, the Company entered into a construction bridge loan facility agreement for up to $390.8 million, under which advances will be used to finance shipyard construction installments for the two 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings ordered with SHI in December 2025 that are scheduled for deliveries in the second half of 2028. Interest payments are based on SOFR plus a margin of 1.70%. The Company concurrently entered into a lease financing arrangement for both vessels, whereby each vessel will be sold upon completion of construction to a third party lessor for an aggregate amount of $488.5 million and chartered back under 15-year bareboat charter contracts. Upon sale of the vessels to the third party lessors, all amounts under the construction bridge loan facility agreement will become repayable.

c)    On October 8, 2026, the Company's 50%-owned Exmar LPG Joint Venture took delivery of the Aalter, the third of the four 45,000-cubic meter ammonia capable dual-fueled LPG carriers with scheduled deliveries in 2026.

d)    In September 2026, the RasGas II Joint Venture entered into an agreement to sell one of the three steam turbine LNG carriers for $32.5 million, with delivery expected to occur prior to December 15, 2026.

SEAPEAK LLC AND SUBSIDIARIES
SEPTEMBER 30, 2026
PART I – FINANCIAL INFORMATION
ITEM 2 – MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the unaudited consolidated financial statements and accompanying notes contained in "Item 1 – Financial Statements" of this Report on Form 6-K and with our audited consolidated financial statements contained in "Item 18 – Financial Statements" and with "Management’s Discussion and Analysis of Financial Condition and Results of Operations" in "Item 5 – Operating and Financial Review and Prospects" of our Annual Report on Form 20-F for the year ended December 31, 2025. Included in our Annual Report on Form 20-F is important information about items that you should consider when evaluating our results, information about the types of contracts we enter into and certain non-GAAP measures we utilize to measure our performance. Unless otherwise indicated, references in this Report to “we,” “us” and “our” and similar terms refer to Seapeak LLC and its subsidiaries.

OVERVIEW

Seapeak LLC is an international provider of marine transportation services focusing on liquefied natural gas (or LNG) and natural gas liquids (or NGL). Our primary strategy focuses on servicing customers through our owned and leased fleet of vessels under medium to long-term, fixed-rate charters. We may evaluate and enter into adjacent liquefied gas markets, renewable markets, and other maritime opportunities. In executing our strategy, we may engage in vessel or business acquisitions or enter into joint ventures and partnerships with companies that provide increased access to emerging opportunities from global expansion of the LNG and NGL sectors.

SIGNIFICANT DEVELOPMENTS IN 2026
Bahrain LNG Joint Venture Sale
In May 2026, Bapco Energies B.S.C. exercised its option under the Bahrain LNG Joint Venture shareholders’ agreement to purchase our 30% equity interest in the Bahrain LNG Joint Venture and all of our outstanding shareholder loans for an aggregate amount of $48.3 million. The sale is expected to be completed during the fourth quarter of 2026. The charter of our wholly-owned Seapeak Bahrain LNG carrier to the Bahrain LNG Joint Venture is not affected by this sale.
LNG Carrier Newbuildings
In May 2026, we entered into shipbuilding contracts with Samsung Heavy Industries Co., Ltd. for the construction of three, 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings. The three LNG carriers will be constructed for a total estimated fully built-up cost of $755.8 million.

Concurrently, we secured 10-year fixed-rate charter contracts (with one five-year extension option) with an international energy company for the three LNG carrier newbuildings, which are expected to commence during the first half of 2029 upon delivery of the vessels.

NGL Carrier Charter Contracts

In May 2026, the charterer of the Ineos Invention and the Ineos Intuition NGL carriers exercised its two-year extension options at fixed rates, which are expected to commence in May 2027.

In April 2026, the charterer of the Ineos Independence NGL carrier exercised its five-year extension option at a fixed rate, which is expected to commence in May 2027.

In January 2026, the charterer of the Ineos Innovation and the Ineos Dolphin NGL carriers agreed to extend the term of their existing charter contracts by 1.5 years. As a result of the extensions, the firm periods of these charter contracts are scheduled to end in July 2028 and February 2031, respectively.

Vessel Sales

In March 2026, we sold the Seapeak Jupiter LNG carrier for net proceeds of $15.3 million and in January 2026, we sold the Seapeak Mars LNG carrier for net proceeds of $12.1 million.
We have three steam turbine LNG carriers in our 70%-owned RasGas II Joint Venture which are expected to complete their long-term charter contracts between late-2026 and early-2027. We have initiated a process to sell these vessels following redelivery from their existing charters. As at September 30, 2026, these three vessels were classified as held for sale in our September 30, 2026 consolidated balance sheet. In September 2026, the RasGas II Joint Venture entered into an agreement to sell one of the three steam turbine LNG carriers for $32.5 million, with delivery expected to occur prior to December 15, 2026.

Other Fleet Developments

We have one LNG carrier that is currently idle and four LNG carriers that are currently operating on short-term charter contracts in our 52%-owned MALT Joint Venture. Additionally, we have five LNG carriers (excluding the three steam turbine LNG carriers in our 70%-owned RasGas II Joint Venture of which we expect all will be sold by early-2027) which are operating on short-term charter contracts or are expected to complete their long-term charter contracts prior to September 30, 2027. Damage to certain of Qatar's LNG trains and restrictions on shipping through the Strait of Hormuz has removed a significant share of Middle Eastern LNG supply from the market. While higher exports from non-Middle Eastern countries have helped, there continues to be a near-term oversupply of LNG carriers as a result. Consequently, our results for the remainder of 2026 and beyond may be adversely impacted to the extent that there are periods within the remainder of 2026 or subsequent years that we have LNG carriers without charter contracts or we have rechartered our LNG carriers at rates lower than they earned on their prior charter contracts.

Russia-Ukraine War

The ongoing Russia-Ukraine war has disrupted energy markets and supply chains, has resulted in various sanctions on Russian entities, individuals, and sectors, and has caused volatility in global energy markets. While much uncertainty remains regarding the global impact and remaining duration of the war, and the impact of any additional sanctions that may be imposed on Russia and its trading partners, it is possible that continued hostilities between Russia and Ukraine and any actions taken by the U.S., EU, UK or by other countries or administrations in response to those hostilities could adversely affect our business, financial condition, results of operations and cash flows.

In October 2025, the EU announced that effective January 1, 2027, there will be a ban on Russian LNG imports pursuant to long-term supply contracts. On July 23, 2026, the EU announced that the ban on Russian LNG imports into the EU will continue to apply as of January 1, 2027, however, the ban on Russian LNG imports into third-countries (non-EU) will, subject to certain exemptions, now apply as of July 25, 2027, and thereafter for successive periods of one year, unless decided otherwise by the EU. In May 2026, the UK announced a ban on the provision of UK maritime services and UK insurance services in connection with Russian LNG exports which will be effective as of January 1, 2027. In September 2026, the U.S. implemented the Lindsey O. Graham Sanctioning Russia and Iran Act of 2026 (or the Graham Act), which confers discretion on the U.S. President to sanction entities or vessels connected with Russia. In late October 2026, the U.S. President issued an executive order that indefinitely waived all potential sanctions and tariffs under the Graham Act until further notice.

Through our interest in TC LNG Shipping L.L.C, we have a 50% interest in six Arc7 LNG vessels that transport Russian LNG. In addition, we have a 100% interest in one conventional LNG vessel that transports Russian LNG.

To date, we have not experienced any material adverse financial impact as a result of the Russia-Ukraine war and these sanctions. However, as a result of these announcements by the U.S., EU and UK regulators, we have restructured, and may continue to restructure, our operations to permit continued trading of Russian LNG in compliance with applicable sanctions. Our operational restructuring has included replacing EU and UK service providers with entities outside of such jurisdictions.

However, there can be no assurance that sanctions regulations will not be further implemented, amended, or expanded to restrict our operations. Although we believe we are currently operating in compliance with applicable sanctions, we may face a disruption to our operations including as a result of disputes with our charterer or lender. The loss of any of our applicable charterers, charters, or vessels as a result of sanctions regulations could have a material adverse effect on our business, results of operations, financial condition, and ability to make distributions to our preferred unitholders.

Geopolitical and Economic Uncertainty

The U.S. administration continues to negotiate and implement new or increased tariffs on foreign imports, which has resulted in retaliatory tariffs being levied on certain U.S. goods and commodities and may lead to trade wars. This activity has disrupted global markets resulting in significant volatility in stock and commodity prices and an increase in general global economic uncertainty, including an increased risk of economic recessions.

Separately, tensions in the Middle East may impact our business. Since February 2026, the U.S. and Israel launched major attacks on Iran which has resulted in a retaliation by Iran against U.S. military bases in the Middle East and other targets. The U.S.-Israel war with Iran has resulted in attacks on commercial vessels, infrastructure, and the effective closure and the U.S. naval blockade of the Strait of Hormuz, disrupting shipping trade routes. Prior to the war, approximately 20% of the world's oil and LNG typically passed through the strait. Although we have operational assets located within the vicinity of the Strait of Hormuz, including our Bahrain LNG import terminal and LNG vessels that may be instructed by our charterers to trade to such area, we have not been adversely affected by the attacks. However, any future hostility or attacks could lead to significant damage to our assets, loss of life, and increased vessel operational costs. Attacks, war, hijacking or other events beyond our control could adversely affect our operations, operating results and financial condition.

RESULTS OF OPERATIONS

The following includes a comparison of the components of our results of operations for the three and nine months ended September 30, 2026 as compared to the same periods of the prior year.

Liquefied Natural Gas Segment

As at September 30, 2026, our LNG segment fleet included 52 LNG carriers (including 10 LNG carriers under construction), and one LNG regasification terminal in Bahrain, in which our interests ranged from 20% to 100%.

The following tables compare our LNG segment’s operating results, revenue days, calendar-ship-days and utilization for the three and nine months ended September 30, 2026 and 2025, and compare its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2026 and 2025 to income (loss) from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes an average of 18 LNG carriers that are accounted for under the consolidation method of accounting for the three and nine months ended September 30, 2026 (2025 – 21 LNG carriers) and the ship management and corporate services we provide to certain of our equity-accounted joint ventures. A comparison of the results from vessels and assets accounted for under the equity method is described later in this section under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Three Months Ended September 30,		Change	% Change
	2026	2025
Voyage revenues	129,897	130,536	(639)	(0.5)
Voyage expenses	(4,866)	(2,654)	(2,212)	83.3
Net voyage revenues(i)	125,031	127,882	(2,851)	(2.2)
Vessel operating expenses	(44,348)	(46,246)	1,898	(4.1)
Depreciation and amortization	(20,022)	(25,606)	5,584	(21.8)
General and administrative expenses(ii)	(5,517)	(12,843)	7,326	(57.0)
Write-down of vessels	—	(61,792)	61,792	(100.0)
Restructuring charges	—	(1,460)	1,460	(100.0)
Income (loss) from vessel operations	55,144	(20,065)	75,209	374.8
Equity income	51,330	2,352	48,978	2082.4
Operating Data:
Calendar-ship-days (B)	1,656	1,932	(276)	(14.3)
Less:
Scheduled dry-docking days	27	—	27	100.0
Unscheduled off-hire and idle days	—	277	(277)	(100.0)
Revenue days (A)	1,629	1,655	(26)	(1.6)
Utilization (A)/(B)	98.4%	85.7%

(in thousands of U.S. Dollars, except for days and percentages)	Nine Months Ended September 30,		Change	% Change
	2026	2025
Voyage revenues	373,881	393,030	(19,149)	(4.9)
Voyage expenses	(8,019)	(9,420)	1,401	(14.9)
Net voyage revenues(i)	365,862	383,610	(17,748)	(4.6)
Vessel operating expenses	(135,389)	(139,441)	4,052	(2.9)
Depreciation and amortization	(87,400)	(77,769)	(9,631)	12.4
General and administrative expenses(ii)	(17,664)	(25,448)	7,784	(30.6)
Gain on sales and (write-down) of vessels	3,007	(61,792)	64,799	104.9
Restructuring charges	—	(20,724)	20,724	(100.0)
Income from vessel operations	128,416	58,436	69,980	119.8
Equity income	92,474	45,952	46,522	101.2
Operating Data:
Calendar-ship-days (B)	5,018	5,733	(715)	(12.5)
Less:
Scheduled dry-docking days	119	—	119	100.0
Unscheduled off-hire and idle days	150	805	(655)	(81.4)
Revenue days (A)	4,749	4,928	(179)	(3.6)
Utilization (A)/(B)	94.6%	86.0%

(i) This is a non-GAAP financial measure; for more information about this measure, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

(ii) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the nine months ended September 30, 2026, total calendar-ship-days of the LNG segment were 5,018 compared to 5,733 days for the same period of the prior year. The decrease in total calendar-ship-days is due to the sales of the Seapeak Asia, the Seapeak Mars and the Seapeak Jupiter in December 2025, January 2026 and March 2026, respectively.
Net Voyage Revenues. Net voyage revenues decreased by $2.9 million and $17.7 million for the three and nine months ended September 30, 2026, compared to the same periods of the prior year, primarily due to:
•decreases of $3.3 million and $11.8 million for the three and nine months ended September 30, 2026 due to the scheduled drydockings of certain of our LNG carriers during 2026;
•decreases of $1.7 million and $0.3 million for the three and nine months ended September 30, 2026 due to higher operational claims on certain of our LNG carriers during 2026;
•decreases of $0.7 million and $9.5 million for the three and nine months ended September 30, 2026 due to lower charter rates earned and idle days incurred by certain of our LNG carriers following the scheduled completions of their previous charter contracts; and
•a decrease of $2.3 million for the nine months ended September 30, 2026 due to the sales of the Seapeak Asia, the Seapeak Mars and the Seapeak Jupiter LNG carriers in December 2025, January 2026, and March 2026, respectively;
partially offset by:
•increases of $2.7 million and $5.3 million for the three and nine months ended September 30, 2026 due to bunker fuel expenses incurred in 2025 during the repositioning of the Seapeak Asia and the Seapeak Mars LNG carriers ahead of their cold lay-ups until their sales in December 2025 and January 2026.
Vessel Operating Expenses. Vessel operating expenses decreased by $1.9 million and $4.1 million for the three and nine months ended September 30, 2026, compared to the same periods of the prior year, primarily due to:
•decreases of $2.5 million and $4.0 million for the three and nine months ended September 30, 2026 due to reductions in crew manning costs and in repairs and maintenance on certain of our LNG carriers and the Bahrain LNG terminal during 2026; and
•decreases of $1.5 million and $6.7 million for the three and nine months ended September 30, 2026 due to the sales of the Seapeak Asia, the Seapeak Mars and the Seapeak Jupiter LNG carriers in December 2025, January 2026, and March 2026, respectively;
partially offset by:
•increases of $3.0 million and $6.0 million for the three and nine months ended September 30, 2026 due to our assumption of responsibility for vessel operations of the Seapeak Manila, the Seapeak New York (formerly the Macoma) and the Megara during 2026, following the expiry of their respective charter contracts.
Depreciation and Amortization. Depreciation and amortization decreased by $5.6 million for the three months ended September 30, 2026 compared to the same period of the prior year, primarily due to our three 70%-owned steam turbine LNG carriers being classified as held for sale since June 30, 2026. Depreciation and amortization increased by $9.6 million for the nine months ended September 30, 2026 compared to the same period of the prior year, primarily due to a reduction in the estimated useful life of these three 70%-owned steam turbine LNG carriers by five years effective October 1, 2025, partially offset by the write-down of these vessels during the third quarter of 2025.
Gain on Sales and (Write-down) of Vessels. Gain on sales of vessels was $3.0 million for the nine months ended September 30, 2026, and primarily relates to a gain on the sale of the Seapeak Jupiter LNG carrier in March 2026. Write-down of vessels was $61.8 million for the three and nine months ended September 30, 2025 and relates to the write-down of our three 70%-owned steam turbine LNG carriers to their estimated fair values in September 2025 as a result of changes in our expectations of their future opportunities.

Equity Income. Equity income increased by $49.0 million and $46.5 million for the three and nine months ended September 30, 2026, compared to the same periods of the prior year. The changes in equity income include increases of $4.6 million and $13.4 million for the three and nine months ended September 30, 2026 related to changes in our unrealized credit loss provisions recorded in certain of our equity-accounted joint ventures, primarily due to changes in the estimated charter-free vessel fair values for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases and an increase in the internal historical loss rate related to reductions to the estimated probability of a future resumption of the LNG plant in Yemen operated by Yemen LNG Company Limited, and increases of $0.8 million and $6.3 million due to unrealized gains on non-designated derivative instruments for the three and nine months ended September 30, 2026, compared to unrealized losses during the same periods of the prior year, primarily due to changes in long-term forward benchmark interest rates. Excluding the changes in unrealized credit loss provisions and unrealized gains (losses) on non-designated derivative instruments, equity income increased by $43.6 million and $26.8 million for the three and nine months ended September 30, 2026, compared to the same periods of the prior year, primarily due to:
•Yamal LNG Joint Venture: increases of $32.9 million and $18.7 million for the three and nine months ended September 30, 2026, primarily due to an unrealized gain of $32.7 million recognized upon the discontinuation of hedge accounting for all interest rate swaps effective September 30, 2026, partially offset by unrealized foreign exchange losses during the nine months ended September 30, 2026, compared to unrealized gains during the same period of the prior year due to the period-end revaluation of Euro cash deposits for financial reporting purposes into U.S. Dollars; and
•Bahrain LNG Joint Venture: increases of $9.5 million and $8.5 million for the three and nine months ended September 30, 2026, primarily due to legal expenses and interest costs incurred during the three months ended September 30, 2025 in connection with a dispute with the Bahrain LNG terminal contractor that was settled in October 2025, and to our ceasing to recognize our share of the Bahrain LNG Joint Venture results after May 10, 2026, when Bapco Energies B.S.C. exercised its option under the Bahrain LNG Joint Venture shareholders’ agreement to purchase our 30% equity interest in the Bahrain LNG Joint Venture.

Natural Gas Liquids Segment
As at September 30, 2026, our NGL segment fleet, which consists of LPG, ethane and multi-gas carriers, included 40 NGL carriers, in which our interests ranged from 25% to 100% (including four time chartered-in NGL carriers, two NGL carriers under construction and six time chartered-in NGL carriers under construction).

The following tables compare our NGL segment’s operating results, revenue days, calendar-ship-days and utilization for the three and nine months ended September 30, 2026 and 2025, and compare its net voyage revenues (which is a non-GAAP financial measure) for the three and nine months ended September 30, 2026 and 2025 to income from vessel operations, the most directly comparable GAAP financial measure. With the exception of equity income, all data in this table only includes 10 wholly-owned NGL carriers that are accounted for under the consolidation method of accounting for the three and nine months ended September 30, 2026 and 2025. A comparison of the results from vessels and assets accounted for under the equity method is described below under "Equity Income".

(in thousands of U.S. Dollars, except for days and percentages)	Three Months Ended September 30,		Change	% Change
	2026	2025
Voyage revenues	28,947	28,939	8	—
Voyage expenses	(28)	(540)	512	(94.8)
Net voyage revenues(i)	28,919	28,399	520	1.8
Vessel operating expenses	(8,503)	(8,614)	111	(1.3)
Depreciation and amortization	(7,571)	(8,006)	435	(5.4)
General and administrative expenses(ii)	(1,295)	(706)	(589)	83.4
Income from vessel operations	11,550	11,073	477	4.3
Equity income	12,690	6,555	6,135	93.6
Operating Data:
Calendar-ship-days (B)	920	920	—	—
Less:
Scheduled dry-docking days	8	—	8	100.0
Unscheduled off-hire and idle days	—	21	(21)	(100.0)
Revenue days (A)	912	899	13	1.4
Utilization (A)/(B)	99.1%	97.7%

(in thousands of U.S. Dollars, except for days and percentages)	Nine Months Ended September 30,		Change	% Change
	2026	2025
Voyage revenues	85,656	85,513	143	0.2
Voyage expenses	(232)	(842)	610	(72.4)
Net voyage revenues(i)	85,424	84,671	753	0.9
Vessel operating expenses	(27,391)	(25,418)	(1,973)	7.8
Depreciation and amortization	(23,601)	(23,770)	169	(0.7)
General and administrative expenses(ii)	(3,240)	(2,505)	(735)	29.3
Income from vessel operations	31,192	32,978	(1,786)	(5.4)
Equity income	24,424	18,610	5,814	31.2
Operating Data:
Calendar-ship-days (B)	2,730	2,730	—	—
Less:
Scheduled dry-docking days	28	60	(32)	(53.3)
Unscheduled off-hire and idle days	—	25	(25)	(100.0)
Revenue days (A)	2,702	2,645	57	2.2
Utilization (A)/(B)	99.0%	96.9%
(i)    This is a non-GAAP financial measure; for more information about this measure, including a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP, please read “Item 2 – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Non-GAAP Financial Measures”.

(ii)    Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of resources). See the discussion under “Other Operating Results” below.

For the nine months ended September 30, 2026 and 2025, total calendar-ship-days of the NGL segment were 2,730 days for each period.

Vessel Operating Expenses. Vessel operating expenses increased by $2.0 million for the nine months ended September 30, 2026, compared to the same period of the prior year, primarily due to the timing of maintenance and repairs and the purchase of spares for certain of our NGL carriers.

Equity Income. Equity income from the Exmar LPG Joint Venture increased by $6.1 million and $5.8 million for the three and nine months ended September 30, 2026, compared to the same periods of the prior year, primarily due to:
•increases of $6.9 million and $5.6 million for the three and nine months ended September 30, 2026 due to a $6.9 million gain recognized on the sale of the Kortrijk LPG carrier during the third quarter of 2026 and a $0.9 million impairment of the right-of-use asset associated with the in-chartered Severin Schulte LPG carrier recognized during the first quarter of 2025, as a result of a reduction in our estimated future hire rates, partially offset by a $2.3 million gain recognized on the sale of the Sophie Schulte LPG carrier during the second quarter of 2025; and
•increases of $2.5 million and $6.0 million for the three and nine months ended September 30, 2026, due to unrealized gains on non-designated derivative instruments, compared to unrealized losses during the same periods of the prior year primarily due to changes in long-term forward benchmark interest rates during these periods;

partially offset by:

•decreases of $0.9 million and $4.8 million for the three and nine months ended September 30, 2026, primarily due to unrealized foreign exchange losses during the three and nine months ended September 30, 2026, compared to unrealized foreign exchange gains during the same periods of the prior year resulting from the revaluation of Euro-denominated loans; and

•decreases of $1.0 million and $1.8 million for the three and nine months ended September 30, 2026, due to the scheduled drydocking of certain LPG carriers during the second and third quarters of 2026.

Other Operating Results
The following tables compare our other operating results for the three and nine months ended September 30, 2026 and 2025:

	Three Months Ended September 30,		Change	% Change
(in thousands of U.S. Dollars)	2026	2025
General and administrative expenses	(6,812)	(13,549)	6,737	(49.7)
Restructuring charges	—	(1,460)	1,460	(100.0)
Interest expense	(34,644)	(41,353)	6,709	(16.2)
Interest income	981	3,059	(2,078)	(67.9)
Realized and unrealized gain (loss) on non-designated derivative instruments	70,357	(1,261)	71,618	5,679.5
Foreign currency exchange loss	(1,234)	(924)	(310)	33.5
Other income (expense)	5,443	(7,480)	12,923	172.8
Income tax recovery	84	981	(897)	(91.4)
Other comprehensive loss	(23,634)	(2,359)	(21,275)	901.9

	Nine Months Ended September 30,		Change	% Change
(in thousands of U.S. Dollars)	2026	2025
General and administrative expenses	(20,904)	(27,953)	7,049	(25.2)
Restructuring charges	—	(20,724)	20,724	(100.0)
Interest expense	(106,805)	(126,125)	19,320	(15.3)
Interest income	5,436	9,311	(3,875)	(41.6)
Realized and unrealized gain (loss) on non-designated derivative instruments	90,488	(26,476)	116,964	441.8
Foreign currency exchange loss	(1,685)	(3,737)	2,052	(54.9)
Other expense	(30,877)	(21,469)	(9,408)	43.8
Income tax expense	(158)	(696)	538	(77.3)
Other comprehensive loss	(18,593)	(16,266)	(2,327)	14.3

General and Administrative Expenses. General and administrative expenses were $6.8 million and $20.9 million for the three and nine months ended September 30, 2026, as compared to $13.5 million and $28.0 million for the same periods of the prior year. The decreases for the three and nine months ended September 30, 2026, were primarily due to a discretionary compensation payment to directors and management approved by our sole common unitholder during the three months ended September 30, 2025.

Restructuring Charges. Restructuring charges of $1.5 million and $20.7 million for the three and nine months ended September 30, 2025, primarily relate to severance costs resulting from the dismissal of our Spanish seafarers. The dismissal of the seafarers followed our decision to restructure the operations of the four steam turbine LNG carriers, which comprised our Spanish fleet, due to the adverse market conditions affecting steam turbine LNG carriers.

Interest Expense. Interest expense was $34.6 million and $106.8 million for the three and nine months ended September 30, 2026, as compared to $41.4 million and $126.1 million for the same periods of the prior year. Interest expense primarily reflects interest incurred on our long-term debt and obligations related to finance leases. The decreases for the three and nine months ended September 30, 2026 were primarily due to lower debt balances during 2026 as a result of scheduled repayments, including the maturity of certain of our NOK-denominated bonds in September 2025 and lower floating interest rates during 2026; partially offset by the higher utilization of our revolving credit facility during 2026.

Interest Income. Interest income was $1.0 million and $5.4 million for the three and nine months ended September 30, 2026, as compared to $3.1 million and $9.3 million for the same periods of the prior year. Interest income primarily reflects interest accrued on our shareholder loan to the Bahrain LNG Joint Venture and on our term deposits. The decreases for the three and nine months ended September 30, 2026 were primarily due to the suspension of interest income recognition as a result of Bapco Energies B.S.C. exercising its option in May 2026 to purchase our shareholder loan to the Bahrain LNG Joint Venture.

Realized and Unrealized Gain (Loss) on Non-designated Derivative Instruments. We have entered into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce exposure to interest rate variability on certain of our outstanding U.S. Dollar-denominated floating-rate debt. Our interest rate swaps typically require settlements every three months and the receipt of floating interest is based on the prevailing SOFR rate at the beginning of the settlement period. "Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" provides details of our current derivative positions and a breakdown of realized and unrealized gains (losses) relating to these non-designated interest rate swap agreements for the three and nine months ended September 30, 2026 and 2025. Realized gains (losses) during a period reflect prevailing SOFR rates that are higher (lower) than the average fixed rates of our interest rate swaps. Unrealized gains (losses) will primarily reflect an increase (decrease) in the long-term SOFR yield curve during each relevant period. Realized and unrealized gains (losses) on non-designated derivative instruments were $70.4 million and $90.5 million for the three and nine months ended September 30, 2026, as compared to $(1.3) million and $(26.5) million for the same periods of the prior year, primarily due to changes in the prevailing and forward SOFR rates during these periods.
Foreign Currency Exchange Loss. Foreign currency exchange loss was $1.2 million and $1.7 million for the three and nine months ended September 30, 2026, as compared to $0.9 million and $3.7 million for the same periods of the prior year. These foreign currency exchange losses were primarily due to the relevant period-end revaluation of our NOK-denominated debt, net of the realized and unrealized gains and losses on our cross-currency swaps. Gains and losses on NOK-denominated monetary liabilities reflect a stronger (gains) or weaker (losses) U.S. Dollar against the NOK on the date of revaluation or settlement compared to the rate in effect at the beginning of the period. Our cross-currency swaps economically hedge all of the foreign currency and interest rate exposure on our NOK-denominated debt.
Other Income (Expense). Other income (expense) was $5.4 million and $(30.9) million for the three and nine months ended September 30, 2026, as compared to $(7.5) million and $(21.5) million for the same periods of the prior year. The change in other income (expense) for the three months ended September 30, 2026 primarily relates to a decrease of $12.8 million in unrealized credit loss provisions during the three months ended September 30, 2026. The increase in other expense for the nine months ended September 30, 2026 was primarily due to a $28.4 million loss recognized upon Bapco Energies B.S.C. exercising its option under the Bahrain LNG Joint Venture shareholders' agreement to purchase our 30% equity interest in the Bahrain LNG Joint Venture and all outstanding shareholder loans in May 2026, and $2.2 million financing extinguishment losses recognized upon the repurchase of the Ineos Innovation and the Ineos Dolphin in April 2026. The increase in other expense for the nine months ended September 30, 2026 was partially offset by a decrease of $20.3 million in unrealized credit loss provisions, excluding the unrealized credit loss provision related to the shareholder loans from us to the Bahrain LNG Joint Venture, primarily due to a change in the estimated charter-free vessel fair values for vessels servicing time-charter contracts accounted for as direct financing or sales-type leases, and their impact on our expectation of the value of such vessels upon completion of their existing charter contracts during the nine months ended September 30, 2026.
Other Comprehensive Loss. Other comprehensive loss was $23.6 million and $18.6 million for the three and nine months ended September 30, 2026, as compared to $2.4 million and $16.3 million for the same periods of the prior year. The increases in other comprehensive loss for the three and nine months ended September 30, 2026 were primarily due to the reclassification of $32.7 million of unrealized gains from other comprehensive loss to equity income upon the discontinuation of hedge accounting for all interest rate swaps in our 50%-owned Yamal LNG Joint Venture, effective September 30, 2026; partially offset by unrealized gains on our interest rate swap agreements during the three and nine months ended September 30, 2026, as compared to lower unrealized gains and unrealized losses during the same periods of the prior year, respectively, due to changes in the forward SOFR benchmark interest rates, where the results of our joint ventures reflect the use of hedge accounting.
Liquidity and Capital Resources
Sources and Uses of Capital

For a description of our sources and uses of capital, please read “Item 5 – Operating and Financial Review and Prospects – Liquidity and Capital Resources” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Our sources of funds include borrowings from debt facilities and borrowings from obligations related to finance leases, which are described in "Item 1 – Financial Statements: Note 8 – Long-Term Debt and Note 5 – Chartered-in Vessels" of this Report. We also guarantee our proportionate share of certain loan facilities and obligations on interest rate swaps for certain of our equity-accounted joint ventures. As at September 30, 2026, this proportionate share, based on the aggregate principal amount of the loan facilities and fair value of the interest rate swaps, was $720.5 million. As at September 30, 2026, our equity-accounted joint ventures were in compliance with all covenants relating to these loan facilities that we guarantee.

Certain of our credit facilities and obligations related to finance leases require us to maintain financial covenants. If we do not meet these financial covenants, the lender or lessor may limit our ability to borrow additional funds under our credit facilities and accelerate the repayment of our revolving credit facility, term loans and bonds, and obligations related to finance leases, which would have a significant impact on our short-term liquidity requirements. The terms of and compliance with these financial covenants are described in further detail in "Item 1 – Financial Statements: Note 5 – Chartered-in Vessels and Note 8 – Long-Term Debt" included in this Report. Certain of our debt facilities and obligations related to finance leases require us to make interest payments based on NIBOR or SOFR. Significant increases in interest rates could adversely affect results of operations and our ability to service our debt; however, as part of our strategy to minimize financial risk, we use interest rate swaps and cross-currency swaps to reduce our exposure to market risk from changes in interest rates. Our current positions are described in further detail in "Item 1 – Financial Statements: Note 11 – Derivative Instruments and Hedging Activities" included in this Report and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 – Quantitative and Qualitative Disclosures About Market Risk” in our Annual Report on Form 20-F for the year ended December 31, 2025.

Liquidity

Our total liquidity, which consists of cash, cash equivalents, and undrawn credit facilities, was $281.7 million as at September 30, 2026, compared to $337.9 million as at December 31, 2025, a decrease of $56.2 million. This decrease was due to a $36.2 million decrease in cash and cash equivalents (excluding a decrease in restricted cash of $3.8 million, which is also reflected in "Item 1 – Financial Statements: Unaudited Consolidated Statements of Cash Flows" included in this Report) and a $35.0 million increase in the amounts drawn on our revolving credit facility; partially offset by a $15.0 million increase in our revolving credit facility borrowing capacity (from $350.0 million at December 31, 2025 to $365.0 million at September 30, 2026).

We expect that our liquidity at September 30, 2026, combined with the operating cash flows we expect to generate from customer contracts in place at September 30, 2026, and the cash distributions we expect to receive from our equity-accounted joint ventures, will be sufficient to pay our obligations coming due in the next 12 months following September 30, 2026. Our ability to pay our obligations, and to refinance our long-term debt and finance leases coming due subsequent to September 30, 2026, will depend on, among other things, our ability to continue to service our long-term charter contracts, our financial condition and the condition of credit markets in the months leading up to the maturity dates. We may expand the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels. Our ability to continue to expand the size of our fleet over the long-term is dependent upon our ability to generate operating cash flow, obtain long-term bank borrowings, sale-leaseback financings and other debt, as well as our ability to raise debt or equity financing.

The following table summarizes our contractual obligations as at September 30, 2026, excluding those of our equity-accounted joint ventures.

	Total	12 Months Following September 30, 2026	Remainder of 2027	2028	2029	2030	Beyond 2030
	(in millions of U.S. Dollars)
U.S. Dollar long-term debt principal	848.4	388.9	65.4	224.7	45.5	123.9	—
Norwegian Kroner long-term debt principal (i)	104.0	104.0	—	—	—	—	—
Commitments related to finance leases (ii)	2,182.6	319.7	149.6	380.2	224.6	309.8	798.7
Commitments related to operating leases (iii)	75.1	28.7	7.1	30.0	6.4	0.5	2.4
Newbuilding installments/shipbuilding supervision (iv)(v)(vi)	1,854.1	708.0	212.5	490.7	442.9	—	—
Totals	5,064.2	1,549.3	434.6	1,125.6	719.4	434.2	801.1

(i)NOK-denominated obligations are presented in U.S. Dollars and have been converted using the prevailing exchange rates as of September 30, 2026.
(ii)Includes, in addition to lease payments, amounts to purchase the leased vessels at the end of their respective lease terms. Where applicable, accelerated timing of repayments may be required if the Company is not in compliance with certain covenants under its lease agreements.
(iii)We have corresponding leases whereby we are the lessor and expect to receive approximately $53.2 million under these leases for the remainder of 2026 to 2029.
(iv)In November 2022, we entered into contracts with Samsung Heavy Industries Co., Ltd. (or SHI) for the construction of five 174,000-cubic meter M-type, Electronically Controlled, Gas Admission propulsion LNG carriers, which are scheduled for deliveries throughout 2027. We intend to finance substantially all of the remaining estimated pre-delivery expenditures with borrowings under two U.S. Dollar-denominated term loans maturing in 2027. In addition, the final construction installments due on delivery and the repayment of the two U.S. Dollar-denominated term loans maturing in 2027 are expected to be financed with existing 10-year sale and leaseback financing arrangements, where each LNG carrier newbuilding is expected to be sold to a Lessor upon the vessel's delivery for approximately $235.0 million per vessel and leased back to us.
(v)In December 2025, we entered into contracts with SHI for the construction of two 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings, which are scheduled for deliveries in the second half of 2028. We intend to finance substantially all of the remaining estimated pre-delivery expenditures with borrowings under a U.S. Dollar-denominated term loan maturing in 2028. In addition, the final construction installments due on delivery and the repayment of the U.S. Dollar-denominated term loan maturing in 2028 are expected to be financed with existing 15-year sale and leaseback financing arrangements, where the LNG carrier newbuildings are expected to be sold to a Lessor upon their deliveries for an aggregate amount of $488.5 million and leased back to us.
(vi)In May 2026, we entered into contracts with SHI for the construction of three 174,000-cubic meter low-pressure dual-fueled (X-DF) LNG carrier newbuildings which are scheduled for deliveries in the first half of 2029. We intend to finance the estimated pre-delivery expenditures with our existing liquidity and future operating cash flow, as well as short and long-term debt financing to be arranged for the vessels prior to their scheduled deliveries.

In addition to the commitments in the table above, our equity-accounted joint ventures have commitments to fund newbuilding and other construction contract costs all of which are non-recourse to us. See "Item 1 – Financial Statements: Note 12 – Commitments and Contingencies" included in this Report.

Critical Accounting Estimates and Risk Factors

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could materially differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" of our Annual Report on Form 20-F for the year ended December 31, 2025, are those that we consider to be the most critical to an understanding of our financial statements, because they inherently involve significant judgments and uncertainties. For a further description of our critical accounting policies, please read "Item 5 – Operating and Financial Review and Prospects – Critical Accounting Estimates" and "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" in our Annual Report on Form 20-F for the year ended December 31, 2025. There have been no significant changes in accounting estimates and assumptions from those discussed in our 2025 Annual Report on Form 20-F.

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors discussed in Part I, “Item 3. Key Information – Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2025, which could materially affect our business, financial condition or results of operations.

Non-GAAP Financial Measures

Net Voyage Revenues

Net voyage revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use net voyage revenues as a measure of equating revenues generated from voyage charters to revenues generated from time-charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time-charters, the charterer pays the voyage expenses, whereas under voyage charters, the shipowner pays these expenses, we include voyage expenses in net voyage revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the shipowner, pay the voyage expenses, we typically pass on to our customers the approximate amount of these expenses by charging higher rates under the contract or billing the expenses to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are generally comparable across the different types of contracts. We principally use net voyage revenues because we believe it provides more useful comparative information to us than voyage revenues. Net voyage revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.

How we use net voyage revenues and the reasons for such use may be unique to the shipping industry. Given that net voyage revenues is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, income (loss) from vessel operations would be the most directly comparable GAAP financial measure, and net voyage revenues has been defined as income (loss) from vessel operations before restructuring charges, (gain on sales) and write-down of vessels, general and administrative expenses, depreciation and amortization, and vessel operating expenses. The following table reconciles net voyage revenues with income (loss) from vessel operations:

	LNG Segment		NGL Segment
	Three Months Ended September 30,		Three Months Ended September 30,
(in thousands of U.S. Dollars)	2026	2025	2026	2025
Income (loss) from vessel operations	55,144	(20,065)	11,550	11,073
Restructuring charges	—	1,460	—	—
Write-down of vessels	—	61,792	—	—
General and administrative expenses	5,517	12,843	1,295	706
Depreciation and amortization	20,022	25,606	7,571	8,006
Vessel operating expenses	44,348	46,246	8,503	8,614
Net voyage revenues	125,031	127,882	28,919	28,399

	LNG Segment		NGL Segment
	Nine Months Ended September 30,		Nine Months Ended September 30,
(in thousands of U.S. Dollars)	2026	2025	2026	2025
Income from vessel operations	128,416	58,436	31,192	32,978
Restructuring charges	—	20,724	—	—
(Gain on sales) and write-down of vessels	(3,007)	61,792	—	—
General and administrative expenses	17,664	25,448	3,240	2,505
Depreciation and amortization	87,400	77,769	23,601	23,770
Vessel operating expenses	135,389	139,441	27,391	25,418
Net voyage revenues	365,862	383,610	85,424	84,671

FORWARD-LOOKING STATEMENTS

This Report on Form 6-K for the three and nine months ended September 30, 2026 contains certain forward-looking statements (as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, statements regarding:

•our liquidity needs, including our anticipated funds and sources of financing for liquidity and working capital needs and the sufficiency of cash flows and our expectation that we will have sufficient liquidity for at least a one-year period;
•the expected timing of deliveries, costs and related financing relating to our LNG carrier newbuildings and the Exmar LPG Joint Venture's LPG carrier newbuildings;
•the expected commencement of charter contracts and charter extensions, including the 10-year charter contracts for our three LNG carrier newbuildings and the charter extensions for certain of our NGL carriers;
•expected exposure to interest rate volatility;
•the potential expansion of the size of our fleet through the acquisition of new or second-hand vessels or through the construction of additional new vessels;
•our potential entry into adjacent liquefied gas markets, renewable markets and other maritime opportunities, including through acquisitions, joint ventures and partnerships;
•expected cash distributions from our equity-accounted joint ventures;
•expected interest payments;
•general domestic and international political conditions and geopolitical conflicts, including the impact of the Russia-Ukraine war and any potential sanctions, the U.S.-Israel war with Iran, and other conflicts on the economy, our industry and our business;
•the impact on our results for 2026 and beyond by any LNG carriers without charter contracts or LNG carriers rechartered at reduced rates;
•future sales or chartering opportunities for the RasGas II Joint Venture vessels following expiration of their existing vessel charter contracts;
•the expected timing of the sale of our investments in the Bahrain LNG Joint Venture;
•the impact of tariffs on the economy, our industry and our business;
•the impact of recent accounting pronouncements on our consolidated financial statements and related disclosures; and
•expectations regarding the impact of uncertain tax positions and changes in corporate tax rates.

Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words believe, anticipate, expect, estimate, project, will be, will continue, will likely result, plan, intend or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to: the competitive factors in the markets in which we operate; changes in the financial stability of our charterers; changes in vessel values, including estimated charter-free vessel values; changes in our expenses; delays associated with the dry docking of our vessels; potential delays in the deliveries and potential increases in costs relating to the LNG and LPG carrier newbuildings; sales of vessels; potential for early termination of long-term contracts and our ability to renew or replace long-term contracts; future demand for steam turbine LNG carriers and dual fuel diesel electric LNG carriers; our ability to secure charter contracts for our vessels; loss of any customer, time-charter contract or vessel; changes in production or prices of LNG or LPG; demand for our services; our ability to successfully pursue opportunities in adjacent liquefied gas, renewable and other maritime markets; changes in the world fleet sizes of LNG and LPG carriers; potential development of active short-term or spot LNG or LPG shipping markets; spot market rate fluctuations; our ability to generate and access additional cash and capital during the next 12 months; our and our joint ventures’ potential inability to raise financing, to refinance our or their debt maturities, or to purchase additional vessels; our exposure to inflation, interest rate and currency exchange rate fluctuations; conditions in the public equity and debt markets; political, governmental and economic instability in the regions and markets in which we operate; changes in laws or regulations, including those relating to the regulation of greenhouse gases, such as the EU ETS; tariffs and retaliatory measures; the interpretation, enforcement and continuing application of docking fee measures applicable to Chinese-built and U.S.-connected vessels; the application of sanctions to us or any of our counterparties or joint venture partners; LNG or LPG project delays or abandonment; the impact of the Russia-Ukraine war (including the timing, scope and impact of the related bans and/or sanctions imposed by the EU, the UK and the U.S.), the U.S.-Israel war with Iran and other conflicts on us or on our third-party counterparties to our charter contracts or business arrangements; and other factors detailed from time to time in our periodic reports filed with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2025. We do not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEAPEAK LLC

Date: November 10, 2026	By:	/s/ Scott Gayton
Scott Gayton
Chief Financial Officer
(Principal Financial and Accounting Officer)